Voosh Technologies Inc



ANNUAL REPORT

877 Cedar Street, Suite 150

Santa Cruz, CA 95060

(416) 677-3994

https://vooshperformance.com

This Annual Report is dated May 2, 2022.

BUSINESS

Voosh Technologies. Inc. ("Voosh" or the "Company") is a domestic corporation incorporated under the laws of Delaware that provides cloud based performance optimization services for consumer and corporate PC's running the Windows operating system. Voosh sells directly and through partners to PC consumer marketplace. The auto tuning service is sold as a recurring license. Users can choose to contract monthly, semi-annualy or annualy.

The Company was originally organized as Voosh LLC in 2016 under California law to evaluate the feasability of modifying a previously created application - the intelligent Performance Tuning Engine (iPTE) for the PC consumer marketplace. Originally iPTE was designed for tuning enterprise servers, winning it the Gartner 'Cool Vendor' award. The evaluation proved successful and a plan was developed to convert the application to sevice the 1.6B PC's owned worldwide. In January, 2019, Voosh Technologies, Inc. was incorporated as a domestic corporation under the laws of Delaware, and under under common control of Voosh LLC, to focus on development, marketing and support of the application for home PC users. All the management of Voosh LLC, including Kevin Cornell, CEO/founder: Craig Foster, CTO, Paul McGee, COO and Swoosh 23 LLC, investor, are involved in Voosh in the same capacity. All assets are currently owned by Voosh LLC, including the application, operating platform and patent, and will be transferred to Voosh once certain loan obligations have been retired. These loan obligations are approximately $2,000,000, including accumulated interest as of December 2021. We anticipate this transfer of assets to take place by end of CY2022.

The financial statements presented reflect that Voosh and a consolidated variable interest entity, Voosh, LLC. Voosh does not have direct ownership of Voosh, LLC. Voosh has an exclusive licensing agreement with Voosh, LLC which is under common control which includes a revenue split as follows: all gross revenus greater than $10,000 in any one month period received by Voosh Tech from the sale of the Software License will be split 90/10 betwen Voosh Tech and Voosh, LLC, respectively, until such time that gross revenues generated exceed $20,000,000; provided, however, that in the event that Voosh, LLC at any time does not own the Software, Voosh Tech shall no longer be rquired to make the payments provided for pursuant to this Section 3(a) for any Gross revenues recevied by Voosh Tech on the and after the date such event occurs.

Voosh has determined that it is the primary economic beneficiary and therefore consolidates the financial statements of this entity. Voosh Technologies, Inc. has an exclusive licensing agreement with Voosh LLC, a common control entity which owns the application, operating platform and patent. Please refer to the offering memorandum for further details

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $475,001.00

Number of Securities Sold: 24,360,000

Use of proceeds: Operations, developing the consumer version of our app

Date: April 28, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Debt

Final amount sold: $500,000.00

Use of proceeds: Operations

Date: January 07, 2019
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 vs 2020

Revenue

Revenue in 2020 was $23,076 and increased to $31,301 in 2021. License revenue grew slightly year over year. The focus was to ensure the application and infrastructure was capable of rapidly adding and servicing large numbers of end-users. Revenue did not achieve the growth as hoped due to an extension of fundraising efforts into 2022. When the current fundraising round has been finalized, the money raised will be used to bolster revenue.

Operating Expenses

Operating expenses were drastically reduced from $453,733 to $152,834 to reflect a delay in fundraising. We see feature development ramping up over the next year as we add additional features commensurate with revenue growth.

Cash Flow

Cash on hand increased year over year as existing founders/stakeholders continued to invest and fund the operations of the company prior to revenue generation. We foresee future cash flow to be driven by outside fundraising and market-driven revenue generation.

Convertible Note

On January 7, 2019 the company entered into a 12.5% convertible note in the amount of $500,000. The proceeds were used for general operatoins. The note is convertible in to common shares of Voosh Technologies Inc, with a 20% discount from market value. As well, the noteholder was granted an interest in the assets of Voosh to a maximum of $1,000,000.

Historical results and cash flows:

Historical Results

The development and test phase of the application is winding down. This is typically the most high-risk portion of software development particularly when new techniques are developed using cutting-edge methods. Having now developed the application as described and covered by the issued patent, the expense spending turns to marketing and customer acquisition.

Cash spending will now follow a formula based on customer acquisition costs, ROI, and lifetime revenue/customer. This is more finite than development and is designed to increase both top line and bottom-line numbers for the company.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $193,512.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Swoosh LLC

Amount Owed: $1,013,000.00

Interest Rate: 0.0%

Maturity Date: November 15, 2028

Debt to be repaid, with no interest accrued, prior to November 15, 2028. Swoosh Technology Inc holds a security interest an all tangible and intangible property held by the company. The ending balance of this loan was $1,013,000 as of December 31, 2019 and 2020.

Creditor: Conrad Murphy Irrevocable Trust

Amount Owed: $500,000.00

Interest Rate: 12.5%

Maturity Date: January 01, 2021

Amount to be repaid at the demand holder prior to conversion with a maturity date in January 2021. The note is convertible into shares of the Voosh Technology Inc's Common Stock at an 75% discount rate following the maturity date should the holder elect not to receive cash. As security, the Voosh Technology Inc. granted the holder interest in all tangible and intangible personal property equal to a maximum of $1,000,000.

Creditor: Santa Cruz County Bank

Amount Owed: $190,000.00

Interest Rate: 4.5%

Maturity Date: June 23, 2022

This LOC is backed by a CD in the amount of $190,000 as collateral against the company's Letter of Credit from a bank in exchange for 800,000 shares ofd common stock.

Creditor: Kevin Cornell

Amount Owed: $77,000.00

Interest Rate: 0.0%

Maturity Date: January 01, 2024

Creditor: C level employees

Amount Owed: $315,000.00

Interest Rate: 0.0%

Maturity Date: January 03, 2024

This debt represents unpaid wages to owners for the years ended 2019 and 2020. If not paid in cash, it may be converted to common stock with no discount at the company's discretion.

Creditor: Brenda Cornell

Amount Owed: $190,000.00

Interest Rate: 4.5%

Funds are withdrawn on an as-needed basis. This line of credit has no maturity date and is secured by the wife of Company's CEO Certificate of Deposit at the same bank in exchange for 800,000 shares of Common Stock. The ending balance of this line of credit was $177,000 as of December 31, 2020.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kevin Cornell

Kevin Cornell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: January 11, 2019 - Present

Responsibilities: All aspects of the company including fundraising, compliance, operations and viability. In this role, the CEO received a base salary of $10,000/month and an earned bonus of up to $10,000/month based on achieving certain operating goals.

Position: Chairman of the Board

Dates of Service: January 11, 2019 - Present

Responsibilities: Manage the board

Position: Secretary

Dates of Service: January 11, 2019 - Present

Responsibilities: Maintain all corporate records

Other business experience in the past three years:

Employer: Voosh LLC

Title: Chief Executive Officer

Dates of Service: June 15, 2016 - Present
Responsibilities: Manages all aspects of the LLC. Voosh LLC is a related business and currently is in the process of transferring its assets to Voosh Technologies, Inc. Currently this is a part-time role for Mr. Cornell as he transfers the assets of the business to the new entity. During this process, Voosh Technologies, Inc. has an exclusive licensing agreement with Voosh LLC.

Name: Paul McGee

Paul McGee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: March 11, 2017 - Present

Responsibilities: All aspects of the operation of the company except for financial, product and personnel. In this role the COO receives a base salary of $10,000/month and a bonus of up to $5,000/month based on the achievement of certain operating goals. Paul works at Voosh full-time.

Other business experience in the past three years:

Employer: dBase LLC

Title: Vice President of Sales, Marketing & Operations

Dates of Service: April 11, 2012 - Present

Responsibilities: Reach new customers with new and existing products while increasing margin, customer service satisfaction and repeat business. Paul works for dBase part-time

Name: Craig Foster

Craig Foster's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: January 11, 2019 - Present

Responsibilities: All aspects of developing and running the software created by the company. The CTO receives a base salary of $10,000/month and an earned bonus of up to $5,000/month based on the achievement of certain product feature deliverables.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Kevin Cornell

Amount and nature of Beneficial ownership: 10,000,000

Percent of class: 41.05

Title of class: Preferred Stock

Stockholder Name: Kevin Cornell

Amount and nature of Beneficial ownership: 500

Percent of class: 41.05

Title of class: Common Stock

Stockholder Name: Swoosh LLC (Jeanette Frankenberg 100% owner)

Amount and nature of Beneficial ownership: 10,000,000

Percent of class: 41.05

Title of class: Preferred Stock

Stockholder Name: Swoosh LLC (Jeanette Frankenberg 100% owner)

Amount and nature of Beneficial ownership: 500

Percent of class: 41.05

RELATED PARTY TRANSACTIONS

Name of Entity: Brenda Cornell

Relationship to Company: Family member

Nature / amount of interest in the transaction: $190,000 loan to the company as collateral against a bank line of credit.

Material Terms: Debt convertible to 800,000 common shares

Name of Entity: Kevin Cornell

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Unpaid accrued wages of $135,000 and $315,000 for years ended 2019 and 2020, respectively.

Material Terms: Wages are to be repaid when the company can viably pay them,or they may be converted to common stock. No maturity date and no accrual of interest.

Name of Entity: Kevin Cornell

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: $77,000 in loans to be used for general operations

Material Terms: No interest is accrued and amounts are due on demand.

Name of Entity: Swoosh 23 LLC

Names of 20% owners: Kevin Cornell

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: $1,013,000 Non-interest bearing note to be used for general operations.

Material Terms: Note is repayable out of the proceeds of operations, with no interest accrued, and with a maturity date of November 2028. Loan is secured by all personal property. Balance remains fully outstanding as of December 31, 2019 and 2020.

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, Conrad Murphy Irrevocable Trust convertible note, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,282,051 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 24,360,000 outstanding.

Voting Rights

Common Shareholders are entitled to one vote and can receive dividends at the discretion of the Boards of Directors. Please see voting rights for securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 19,999,000 with a total of 0 outstanding.

Voting Rights

This class of Preferred Stock does not have voting rights.

Material Rights

There are no material rights associated with Preferred Stock.

Conrad Murphy Irrevocable Trust convertible note

The security will convert into Common shares and the terms of the Conrad Murphy Irrevocable Trust convertible note are outlined below:

Amount outstanding: $500,000.00

Maturity Date: January 15, 2021

Interest Rate: 12.5%

Discount Rate: 80.0%

Valuation Cap: $1,000,000.00

Conversion Trigger: at the request of note holder

Material Rights

The amount is to be repaid at the demand of the holder prior to conversion with a maturity date of January 15, 2021. The note is convertible into shares of the Company's Common Stock at an 80% discount rate following the maturity date should the holder elect not to receive cash. As a requirement of the note a security interest was granted in all assets of Voosh Technology Inc to a maximum amount of $1,000,000. Although the maturity date as passed, the note holder has chosen to delay any action.

Series A Preferred Stock

The amount of security authorized is 1,000 with a total of 1,000 outstanding.

Voting Rights

VOTING RIGHTS OF SPECIAL VOTING PREFERRED STOCK. (A) GENERAL. The holders of the Series A Preferred Stock will have the voting rights as described in this Section 2 or as required by law. For so long as any shares of the Series A Preferred Stock remain issued and outstanding, the holders thereof, voting separately as a class, shall have the right to vote on all shareholder matters equal to sixty percent (60%) of the total vote. (B) SPECIAL CLASS VOTE. Notwithstanding the foregoing or any other provision of the Certificate of Incorporation, the Corporation shall not, without the consent a majority of the holders of the Series A Preferred Stock, voting as a separate class, (i) alter or change the provisions of the Certificate of Incorporation (whether by amendment, merger or otherwise) so as to adversely affect the voting powers, preferences or special rights of the Series A Preferred Stock, or (ii) create or issue additional shares of Series A Preferred Stock.

Material Rights

Any share of Series A Preferred Stock which at any time has been redeemed or otherwise reacquired by the Corporation shall, after such redemption or other acquisition, resume the status of authorized and unissued shares of Preferred Stock, without designation as to series, until such share is once more designated as part of a particular series by the Board of Directors.

LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Corporation, the holders of the shares of Series A Preferred Stock shall not be entitled to participate in any distribution of assets of the Corporation. For the purposes of this Section 3, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation, nor the consolidation or merger of the Corporation with or into one or more other entities, shall be deemed to be a liquidation, dissolution or winding-up of the Corporation.

DIVIDENDS. The holder of the Series A Preferred Stock shall not be entitled to receive any dividends, whether payable in cash, in property or in shares of capital stock of the Corporation.

CONVERSION OR EXCHANGE. The holder of the shares of Series A Preferred Stock shall not have any rights hereunder to convert such share into, or exchange such share for, shares of any other series or class of capital stock of the Corporation or of any other person.

REDEMPTION. The shares of Series A Preferred Stock shall not be subject to redemption.

TRANSFER PROVISIONS. The shares of Series A Preferred Stock, and any interest therein, may not be transferred, assigned or otherwise disposed of without the prior approval of the Board of Directors of the Corporation. Any attempted transfer, assignment or other disposition in violation of this provision shall be void and of no force or effect.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Voosh Technologies Inc

By /s/ *Kevin Cornell*

    Name: Voosh Technologies Inc

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Voosh Technologies Inc

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (3056)	3,512.68
Savings CD	190,000.00
Total Bank Accounts	**$193,512.68**
Accounts Receivable	
Accounts Receivable (A/R)	1,500.00
Total Accounts Receivable	**$1,500.00**
Other Current Assets	
Loan Kevin Cornell	-6,198.00
Loan Voosh LLC	332,902.35
Undeposited Funds	0.00
Total Other Current Assets	**$326,704.35**
Total Current Assets	**$521,717.03**
TOTAL ASSETS	**$521,717.03**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
SCCB Loan (2600)	189,000.00
Total Other Current Liabilities	**$189,000.00**
Total Current Liabilities	**$189,000.00**
Total Liabilities	**$189,000.00**
Equity	
Owner's Investment	480,000.00
Retained Earnings	-125,016.43
Net Income	-22,266.54
Total Equity	**$332,717.03**
TOTAL LIABILITIES AND EQUITY	**$521,717.03**

Note
No assurance is provided on these financial statements

Voosh Technologies Inc

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales	24,454.08
Total Income	**$24,454.08**
Cost of Goods Sold	
Cost of Goods Sold	59.82
Shipping	79.20
Total Cost of Goods Sold	**$139.02**
GROSS PROFIT	**$24,315.06**
Expenses	
Advertising & Marketing	6,747.22
Bank Charges & Fees	3,894.13
Car & Truck	56.39
Contractors	0.00
Interest Paid	6,166.23
Job Supplies	74.16
Legal & Professional Services	13,934.32
Loan Fees	250.00
Meals & Entertainment	359.60
Office Supplies & Software	508.04
Other Business Expenses	950.67
Rent & Lease	4,544.40
Taxes & Licenses	20.00
Travel	83.78
Utilities	8,992.66
Total Expenses	**$46,581.60**
NET OPERATING INCOME	**$ -22,266.54**
NET INCOME	**$ -22,266.54**

Note

No assurance is provided on these financial statements

CERTIFICATION

I, Kevin Cornell, Principal Executive Officer of Voosh Technologies Inc, hereby certify that the financial statements of Voosh Technologies Inc included in this Report are true and complete in all material respects.

Kevin Cornell

CEO